Via Edgar and Overnight Mail

December 11, 2009

Kevin Kuhar

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

BioLife Solutions, Inc.

Form 10-K for the Fiscal-Year ended December 31, 2008

Filed March 31, 2009

Form 10-Q for the Fiscal-Quarter ended September 30, 2009

File No. 000-18170

Dear Mr. Kuhar,

BioLife Solutions, Inc. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 4, 2009 (the “Comment Letter”) to Michael Rice, the Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2008, and its Form 10-Q for the Quarterly Period Ended September 30, 2009 filed. We hereby furnish our response to the Comment Letter. The text of the Staff’s comments is set forth in italics below, followed by the response of the Company.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Financial Statements, page 1

Note 2. Financial Condition and Going Concern, page 4

Staff Comment

1.

We note from your response letters dated October 22, 2009 and November 20, 2009 that as of January 1, 2009, the company should have bifurcated the separate embedded feature of the notes and accounted for it as a derivative liability, with changes in fair value subsequently measured through earnings each period. Please respond to the following:

•

Please tell us the accounts and amounts of the adjustments you would need to make to the financial statements for each of the March 31, June 30 and September 30, 2009 quarters to reflect the adoption of EITF 07-05 (section 815-40-15 of FASB ASC).

RESPONSE: Please see the attachment labeled as Exhibit 1, which presents the accounting entry detail for the financial statements for the periods ended March 31, June 30, and September 30, 2009.

December 11, 2009

•

Please tell us the method and significant assumptions used to value the derivative liability as of adoption of EITF 07-05 and as of each reporting date (March 31, June 30, and September 30, 2009).

RESPONSE: Please see the attachment labeled as Exhibit 2, which summarizes the methodology and significant assumptions that were used to value the derivatives as of the adoption of EITF 07-05 and as of each reporting date (March 31, June 30, and September 30, 2009).

•

In future filings, including your December 31, 2009 Form 10-K, please revise to reflect the adoption of EITF 07-05 and the resulting derivative liability. Clearly disclose to investors your reasons for concluding that prior Form 10-Q’s filed in fiscal 2009 should not be amended to reflect your accounting for the derivative liability.

RESPONSE: The Staff’s comment is noted, and the company’s future filings, including its December 31, 2009 Form-10-K will reflect the adoption of EITF 07-05 and the resulting derivative liability, providing specific disclosure as to the company’s reasons for concluding that Form 10-Q’s filed in 2009 did not need to be amended.

•

Further, in future filings please include appropriate disclosure about the nature and accounting for the derivative liability, as well as the method and significant assumptions used to value the derivative.

RESPONSE: The Staff’s comment is noted and in future filings the company will make the appropriate disclosure about the nature and accounting for the derivative liability, as well as the method and significant assumptions used to value the derivative.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our Quarterly Reports on Form 10-Q. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Form 10-Q do not foreclose the Commission from taking any action with respect to the Form 10-Q, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at +1.425.402.1400.

Sincerely,

/s/ Michael Rice
Michael Rice Chief Executive Officer and Chief Financial Officer

December 11, 2009

Exhibit 1 – Accounting Entry Detail

	Debit	Credit
Quarter Ended March 31, 2009***
Convertible Note Discount	49,429
Conversion Feature Liability		49,429
Conversion Feature Liability	41,079
Mark to Market Adjustment (Retained Earnings)		41,079
Retained Earnings – Amort of Discount Expense	23,279
Convertible Note Discount		23,279
To record cumulative effect of adopting 07-05 as of January 1st, 2009

Quarter Ended March 31, 2009
Mark to Market (Income Statement)	3,100
Conversion Feature Liability		3,100
To record quarterly adjustment to fair value of conversion feature.

Interest Expense – Discount Amortization	6,206
Convertible Note Discount		6,206
To record accretion of convertible note debt discount.

Quarter Ended June 30, 2009
Mark to Market (Income Statement)	11,175
Conversion Feature Liability		11,175
To record quarterly adjustment to fair value of conversion feature.

Interest Expense – Discount Amortization	6,346
Convertible Note Discount		6,346
To record accretion of convertible note debt discount.

Quarter Ended September 30, 2009
Conversion Feature Liability	20,005
Mark to Market (Income Statement)		20,005
To record quarterly adjustment to fair value of conversion feature.

Interest Expense – Discount Amortization	6,415
Convertible Note Discount		6,415
To record accretion of convertible note debt discount.

———————

*** Includes the cumulative adoption entries, which would have been made on January 1, 2009.

December 11, 2009

Exhibit 2 – Derivative Valuation Method and Key Assumptions

Methodology:

In order to value the derivative conversion feature, we utilized a convertible bond model based on research by K. Tsiveriotis and C. Fernandes*, which bifurcates the value of the instrument into two components: an equity component and a debt component. The derivative conversion feature value is equal to the probability-weighted value of the equity component. The analysis valued the conversion feature on each reporting date: January 1, March 31, June 30, and September 30, 2009. At each reporting date, the amount of debt and accrued interest increased due to quarterly draws (see below).

Key Assumptions:

The key assumptions utilized to value the credit derivative include the required return, risk-free rate, stock price, volatility, and probability of equity financing:

1. Required Return: The required return reflects the credit worthiness of the issuer. The analysis relied on guidance from S&P's Corporate Ratings Criteria, which indicated that the note would likely be rated below investment grade. The yields observed for the FINRA High Yield Index (source: Bloomberg) fell in the 10-17% range. The term loan is secured against all the assets of the firm. A required return of 15% was utilized for the analysis.

2. Risk-free Rate: A risk-free rate was selected based on corresponding Treasury rates that match the remaining term of the instrument at each reporting date.

3. Stock Price: The analysis utilized the last trade price of the common stock of BioLife Solutions (OTCBB: BLFS) on each reporting date. These figures were obtained from Bloomberg. The value of the conversion feature is positively correlated with stock price movements.

4. Volatility: The common stock of BioLife Solutions is thinly traded. Due to the illiquidity of the stock, its historical volatility varied month-to-month and was not considered indicative of market participant expectations of future volatility. Volatility utilized was based on an analysis of comparable companies with more actively traded stock.

5. Probability of Equity Financing: The conversion feature can only be exercised upon receipt of equity financing in excess of two million dollars. Based on discussions with Management, the term loan/credit facility was established specifically to provide for the cash needs of the company until it reached cash flow positive, thereby eliminating the need for the company to spend management resources on raising additional capital, and allow those resources to be spent on growing the business. In July 2009, the company reduced operating expenses in order to increase operating cash flow, in an attempt to continue to have the unused balance of the facility provide the capital required until the company reached cash flow positive. Since the credit facility has been put in place, the company has not expended any effort to gain any outside financing and, does not consider an equity financing as remotely likely or even possible prior to the due date. Based on the company's lack of corporate activity in the equity markets and the observations above, management estimated the probabilities of equity financing as presented below.

	January 1, 2009	March 31, 2009	June 30, 2009	Sept. 30, 2009
Principal	$5,063,127	$6,463,127	$6,963,127	$7,588,127
Accrued Interest	278,960	385,813	504,081	632,372
Total	$5,342,087	$6,848,940	$7,467,208	$8,220,499
Required Return	15%	15%	15%	15%
Risk-free Rate	0.37%	0.57%	0.35%	0.14%
Term of Risk-Free Rate	1 Year	1 Year	6 month	3 month
Stock Price	$0.03	$0.05	$0.17	$0.13
Volatility	100%	100%	100%	100%
Probability	5%	5%	2.5%	1%

———————

* Source: Tsiveriotis, K., Fernandes, C., 1998. Valuing convertible bonds with credit risk. The Journal of Fixed Income 8 (3), 95–102.